UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   30DC, INC.
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                   88430R 105
                         ------------------------------
                                 (CUSIP Number)

                                 FILING JOINTLY:

                               NETBLOO MEDIA, LTD.
                                 JONATHAN LINT
                           RM A 7F, 139 HENNESSY ROAD
                               WANCHAI, HONG KONG

                                 WITH COPIES TO:
                            MICHAEL A. LITTMAN, ESQ.
                                7609 RALSTON ROAD
                                ARVADA, CO 80002
                                 (303) 422-8127
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JULY 30, 2015
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   88430R 105
            ----------


1         NAMES OF REPORTING PERSONS:

          Netbloo Media, Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

          (a)   |_|
          (b)   |_|

3         SEC USE ONLY:


4         SOURCE OF FUNDS (SEE INSTRUCTIONS):

          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

          |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:

          Hong Kong Corporation


          NUMBER OF     7         SOLE VOTING POWER:
          SHARES
          BENEFICIALLY            6,743,682
          OWNED BY
          EACH          8         SHARED VOTING POWER:
          REPORTING
          PERSON                  0
          WITH
                        9         SOLE DISPOSITIVE POWER:

                                  6,743,682

                        10        SHARED DISPOSITIVE POWER:

                                  0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          6,743,682

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

          |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          11.22%

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          CO

CUSIP No.   88430R 105
            ----------

1         NAMES OF REPORTING PERSONS:

          Jonathan Lint. Mr. Lint is a beneficiary of Netbloo Media, Ltd. as the Manager and 100% owner.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

          (a)   |_|
          (b)   |_|

3         SEC USE ONLY:


4         SOURCE OF FUNDS (SEE INSTRUCTIONS):

          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

          |-|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:

          Belgium


          NUMBER OF SHARES       7         SOLE VOTING POWER:
          BENEFICIALLY OWNED
          BY EACH REPORTING                0
          PERSON WITH
                                 8         SHARED VOTING POWER:

                                           6,743,682

                                 9         SOLE DISPOSITIVE POWER:

                                           0

                                 10        SHARED DISPOSITIVE POWER:

                                           6,743,682

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          6,743,682 as a beneficiary of Netbloo Media, Ltd.

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

          |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          11.22% as a beneficiary of Netbloo Media, Ltd.

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          IN

                                 EXPLANATORY NOTE:


The Reporting Persons are filing this Schedule 13D Amendment No. 1 due to a decrease of shares held as a result of an agreement for Netbloo Media, Ltd. to acquire the operations and certain assets connected to Internet Marketing and training courses from 30DC, Inc. In return, Netbloo Media, Ltd. returned to the Issuer 6,743,681 shares of the common stock of 30DC, Inc. Netbloo Media, Ltd. remains a shareholder of the Company. As a result of the decrease, Netbloo Media, Ltd. holds approximately 11.22% of the issued and outstanding common stock of 30DC, Inc. Jonathan Lint is the Manager and 100% owner of Netbloo Media, Ltd. As such, Mr. Lint beneficially owns the shares of the Issuer's common stock held by Netbloo Media, Ltd.


ITEM 1. SECURITY AND ISSUER
---------------------------

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC, Inc., a Maryland corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a) NAME: This statement is filed by Jonathan Lint and Netbloo Media, Ltd. Mr. Lint is the beneficial owner of the shares held by Netbloo Media, Ltd.

(b) BUSINESS ADDRESS OF BOTH MR. LINT AND NETBLOO MEDIA, LTD.: c/o Netbloo Media, Ltd., Rm A 7F, 139 Hennessy Road, Wanchai, Hong Kong.

(c) EMPLOYMENT INFORMATION: Mr. Lint is the Manager and 100% owner of Netbloo Media, Ltd. ("Netbloo") Netbloo is a digital marketing agency based in Asia Pacific with clients around the world. Netbloo helps online startups as well as big corporate players by providing custom digital marketing solutions including product launch consulting, mobile aps development, targeted web applications and media campaigns. Netbloo is responsible for products including, Market ProMax and the MagCast Publishing Platform ("MagCast.")

     Mr.  Lint is the Manager and beneficial owner of Netbloo Media, Ltd.

(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lint is a citizen of Belgium. Netbloo Media, Ltd. is a Hong Kong corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

None

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

The decrease of shares held was the result of an agreement for Netbloo Media, Ltd. to acquire the operations and certain assets connected to Internet Marketing and training courses from 30DC, Inc. In return, Netbloo Media, Ltd. returned to 30DC, Inc. 6,743,681 shares of the common stock of 30DC, Inc.. Netbloo Media, Ltd. remains a shareholder of the Company.

As a result of the decrease, Netbloo Media, Ltd. holds approximately 11.22% of the issued and outstanding common stock of 30DC, Inc.

Mr. Lint is a beneficiary of Netbloo Media, Ltd.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) Aggregate number and percentage of the class of securities beneficially owned:

     Netbloo Media, Ltd. beneficially owns 6,743,682 shares of Issuer's common stock, representing approximately 11.22% of the issued and outstanding common stock of the Issuer, based on 60,109,603 shares of common stock of the Issuer as of date of this Schedule 13D Amendment.

     Jonathan Lint beneficially owns 6,743,682 shares of Issuer's common stock, representing approximately 11.22% of the issued and outstanding common stock of the Issuer, based on 60,109,603 shares of common stock of the Issuer as of date of this Schedule 13D Amendment. Mr. Lint holds 0 shares directly and 6,743,682 shares beneficially through Netbloo Media, Ltd.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

     For information regarding the number of shares of 30DC, Inc.'s common stock to which Netbloo Media, Ltd. (which Mr. Lint is a beneficial owner as the Manager and 100% owner of Netbloo Media, Ltd.) and Mr. Lint holds or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

(c)  Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

See Item 4 above which is incorporated by reference herein. The Acquisition Agreement between 30DC, Inc. and Netbloo Media, Ltd. is attached hereto as
Exhibit 10.1.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

10.1 Acquisition Agreement between 30DC, Inc. and Netbloo Media, Ltd.

10.2 Statement of Netbloo Media, Ltd. and Jonathan Lint as to the joint filing of Schedule 13D, dated October 28, 2015.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          NETBLOO MEDIA, LTD.


Date: October 28, 2015     By: /s/ Jonathan Lint
                           ---------------------------------------------------
                           Jonathan Lint, Manager of Netbloo Media, Ltd.




Date: October 28, 2015     /s/ Jonathan Lint
                           ---------------------------------------------------
                           Jonathan Lint, Individual